UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549



                              FORM 10-SB/12g


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       AFFORDABLE TELECOMMUNICATIONS
                          TECHNOLOGY CORPORATION
              (Name of Small Business Issuer in its Charter)
              ----------------------------------------------

                  TEXAS                                 76-0548546
(State or Other Jurisdiction of Incorporation) (IRS Employer Identification No.)

  6227 Southwest Freeway, Houston, Texas                     77074
  (Address of Principal Executive Offices)                 (Zip Code)



                               713-988-8884
                               ------------
                        (Issuer's telephone number)


  Securities Registered under Section 12 (b) of the Exchange Act:

      Title of each class                Name of each exchange on which
      to be registered                   each class is to be
      -------------------                ------------------------------
            NONE                                     NONE

      Securities registered under Section 12(g) of the Exchange Act:

                       Common Stock, par value $.01
                       ----------------------------
                             (Title of class)

                               Page 1 of 51


                                  PART I

Item 1.        Description of Business
======================================

Organization
------------

       Affordable Telecommunications Technology Corporation, a Texas corporation, a development stage company, was incorporated on July 10, 1997. (hereinafter the "Company" or the "Registrant"). The Company is engaged in the business of serving as a reseller and provider of wireless telecommunications services, paging services and related services, and also plans on providing an Automatic Meter Reading service (AMR). The Company presently operates a retail stores in the Houston market under the name "The Wireless Store", which store commenced operations on September 1, 1998. The market for its telecommunication products and services principally is the Texas Gulf Coast Area. See "Business of the Company" below. The Company has a letter of intent to acquire ten additional stores in Texas and Louisiana. See the discussion of the "Pending Acquisition - Letter of Intent" under "Business of the Company" below.

Business of the Company
-----------------------

Principal Products, Services and Markets

      Affordable Telecommunications Technology Corporation, a development stage company, has been in business since 1997. The Company had only limited operations and did not generate its first operating revenues until the third quarter of fiscal 1998, following the opening of its retail store on September 1, 1998. The Company presently markets and sells both prepaid and post-paid (regular billing) wireless telecommunications products and services, primarily in the Texas Gulf Coast area, through its Houston, Texas retail store.

      During the past five years, banks and retail stores have made a strong push to expand consumer credit, and lowering credit requirements. As a result, the institutions and retail outlets extended credit to people who have overspent their income, and find it difficult to make even minimal monthly payments. A recent article in The Houston Chronicle reported that notwithstanding the current expansion of the US economy, consumer debt and personal bankruptcies have reached all-time highs. This is a principal reason that why Company has determined to offer and will continue to offer its products and services on a pre-paid basis for customers requiring or desiring this availability.

     With such a large number of prospects for prepaid cellular services - a number that would increase substantially in the event of any economic downturn - the potential untapped market for these services among persons and firms without adequate credit could be substantial. According to GTE MobilNet, eight out of ten new applicants for service require a deposit as a condition of sale of service. Yet, of these eight applicants, only one pays the deposit, while the seven customers who did not or could not pay the deposit, or approximately 2 million customers within GTE's Houston service are potential users of prepaid cellular telephone service offered by the Company.

     The Company believes that the primary source of new entrants into its market area will be firms engaged in providing PCS to cellular customers. Unlike current analog cellular technology that has offered by AT&T, GTE MobileNet and Houston Cellular Telephone Company , PCS transmits data by using digital technology. Digital PCS technology has advantages over analog cellular such as incoming caller ID; clearer voice quality, and an ability to serve a larger number of users simultaneously.

      The Company, on October 12, 1999, entered into a letter of intent with Beeper Boutique, which owns and operates eight stores in Texas and Louisiana, and has a present customer base of over 19,000 active pager subscribers. This acquisition, assuming the successful completion, of which there can be no assurance, should enable the Company to expand its service and customer base, and enjoy certain economies of scale, and be able to provide service from six different wireless carriers to a larger customer base. See the discussion under "Letter of Intent" below.

      The Company has contracts to market the wireless service from the following wireless telecommunications service providers: Nextel, Sprint PCS, Bell South Wireless, Houston Cellular Telephone Company, Page-Mart, Comsat Mobile Communications and Globalstar Telecommunications Co.

       The Company has negotiated a joint venture with Link-Two Communications Incorporated, which holds numerous radio paging licenses that cover Southwest Texas. Link-Two offers nationwide service with two-way digital messaging on a wide area network. The purpose of the joint venture will be to establish one-way and two-way paging, messaging and data service over a network throughout Texas. The venture with Link-Two will enable the Company to provide Automatic Meter Reading service (AMR) in its market. This service will enable local utility providers to read customer's meters without physical entry into a residence or business. This AMR system is presently in a test period in Southeast Texas, and the Company believes that the test will be successful and lead to new revenue streams for the Company. The technology for the AMR service was developed in Israel and has proven successful in reducing costs for the utility users of such service. AMR is also being marketed in other regions in the US, and the Company is the sole provider in Southeast Texas.

      In order to expand its market and customer base, the Company has expanded its products and services offering the same to both prepaid and regular customers, and believes that this should enable the Company to appeal to market segments including small business and middle-and-upper income users. The Company initially offered its products and services primarily to individuals who could not obtain adequate credit for service from major telecommunication providers on satisfactory terms.

      Through a recently announced venture between AirTouch Cellular, the Company now offers Globalstar Telecommunications satellite phone, which includes the Globalstar handsets, accessories and service. The Globalstar service provides customers with satellite telephone service world-wide and is distributed and marketed throughout North America, with the Company now offering this satellite communication service throughout Texas.

      In addition, the Company offers paging, messaging and information products and services through third party networks, including PageMart and Bell South Wireless Data.

Distribution Methods of the Products and Services
-------------------------------------------------

      The Company presently utilizes two principal methods, for the distribution of its products and services in the Texas Gulf Coast market, as described below. The Company plans efforts to further develop multiple distribution channels in its market(s) to enable the Company to provide more effective and extensive marketing of products and services, which should also reduce its reliance on any single distribution source. The Company's present distribution methods for products and services are (i) direct retail distribution and (ii) agreements with third party independent distributors/dealers of wireless cellular services and products.

      In addition, the Company is actively seeking to increase its base of new customers through retail stores that the Company operates and acquires. While dealer and direct sales channels remain important components of the Company's growth strategy, the Company believes that retail stores produce the best combination of lower customer acquisition costs and higher retention rates, resulting in improved margins and profitability. See the discussion below with respect to "Retail Sales" and "Letter of Intent-Acquisition of Stores".

Retail Sales: The Company currently conducts its retail operations through one retail location in Houston, Texas. The plan is to expand to include retail stores strategically located in smaller neighborhoods throughout the Texas Gulf Coast area in order to capitalize on favorable demographics and retail traffic patterns. The Company believes that its retail focus with an increasing retail presence should help accomplish the following goals, among others:

- attracting and maintaining new customers from the consumer market segment;

- enabling new customers to receive personal product and service instructions through trained professional wireless sales representatives, which increases customer retention rates;

- and reducing the incremental expense associated with new customer subscription.

Dealers: The Company currently has dealer agreements with six large wireless dealers as well as smaller Houston wireless communication dealers, offering wireless services including paging and PCS. In exchange for a wholesale price on activation's and airtime, these dealers solicit customers for the Company's prepaid cellular service. These agreements increases sales volume for the dealers and provides a valuable source of new customers for the Company.

Direct Sales: The Company has adopted plans to commence distribution of its products and services through a direct sales force, with the primary area covering the Houston and Texas Gulf Coast area, which should increase its ability to achieve and maintain a higher customer base.

     The Company primarily uses its retail stores for the distribution and sale of the telecommunication products and services presently being offered. The Company also intends to enter into dealer agreements with third parities who are established dealers of cellular products and services in its market in Texas, for the purpose of expanding its potential for sales and marketing of such products and services.

Status of any publicly announced new Products or Service
--------------------------------------------------------

      The status of all publicly announced products and services are discussed fully under "Business of the Company".

Competitive   Business  Conditions--Small  Business  Issuer's  Competitive
Position in the Industry and Methods of Competition

      The paging industry is highly competitive and has few barriers to entry. Companies in the industry generally compete on the basis of price, coverage, speed and quality of transmission, system reliability and service. Many of the Company's competitors have substantially greater financial, technical and other resources than the Company.


      Several companies, including Paging Network ("PageNet") and Mobile Telecommunications Technology Corp. ("Mtel"), currently offer national paging services to their subscribers. The Company will also compete will numerous other local, regional and national paging companies. In addition, the United State Congress and the FCC have authorized the use of newly allocated spectrum for mobile and portable radio communications services, including specifically for narrow band PCS. Through its auction process, the FCC has issued narrowband PCS licenses, and the licensees are in the process of constructing their facilities. Some of the primary uses envisioned by narrowband licenses are advanced voice paging and two-way acknowledgment paging.

      It is expected that companies offering narrowband-advanced paging will compete with one-way paging companies. In addition, some companies may utilize their broadband PCS licenses to offer paging services in conjunction with their product and service offerings to users. There can be no assurance that additional competitors will not enter markets served or proposed to be served by the Company or that the Company will be able to compete successfully.

      The Company must be able to compete with large retail chains, direct providers and others offering products and services in the wireless telecommunication and paging industry. There can be no assurance that it will be able to compete with larger, more established providers, having far greater economic, personnel and other resources, and operating histories. Notwithstanding the foregoing, the Company believes that it will indeed be successful in competing because its primary focus is to market its products into the niche market for small and mid-sized income users.

      The Company believes that it has certain competitive advantages. The Company charges no monthly access fee for its prepaid service, unlike many of its competitors. The Company offers a plan that provides customers with both equipment and specified amount of time on a prepaid basis, giving the customer the benefit of buying only what they want to spend on airtime while (i) eliminating the Company's credit risk, (ii) substantially reducing the Company's receivable reserves, together with labor, software and overhead items required to monitor receivable and (iii) making the float attributable to the prepayments available to increase opportunities for internally-financed growth, or otherwise maximize the shareholder returns.

      The Company's size and relatively low overhead permit it to respond more flexibly to market changes, either directly by offering new services including PCS, voice paging and prepaid home telephone service and voice mail services). Further, the Company can adopt the flexible, informal and personal services and procedures attractive to the credit-disadvantaged and other individuals and small business.

The Paging and Cellular Industry
--------------------------------

     Radio paging began more than 4 decades ago as an adjunct to telephone answering services, delivering tone-only messaging to subscribers. Beginning on the 1970's, cost-effective technological innovations and regulatory reforms help accelerate the use of paging services. Advances in microprocessor technology facilitated dramatic reductions in the size and weight of pagers. In 1982, the FCC increased the number of available channels for paging, further stimulating the growth of the industry.

      During the 1980's, the paging industry expanded significantly. Factors contributing to the growth in the paging industry include:

     (i) a continuing shift toward service-based economy which resulted in need to keep in contact at all times, for business purposes; (ii) increasing mobility among workers and management; (iii) increasing awareness of the benefits of mobile communications for both business and personal use; (iv) a reduction in the price of paging equipment and service; (v) product distribution at the retail level; and (vi) increasing availability of information service-based offerings.

      In addition, the benefits of mobile and wireless communications have gained widespread acceptance as a result of the growth of cellular communications. The Company believes that paging growth will continue to grow with the wireless communication industry generally, because it believes paging is the most cost-effective form of mobile communications. Since paging is form of one-way communication, it is less expensive than communicating by cellular telephones. Pagers and airtime required to transmit an average message cost less than the equipment and airtime for cellular telephones. in fact, some users of cellular telephones use a pager in conjunction with their telephones to screen incoming calls and to minimize usage-based charges.

      The availability of value added paging products and services is creating demand within certain market segments which previously had not been attracted by the benefits of basic paging services alone. Demand for paging services is anticipated to increase further as a result of technological advances which permit messaging to be integrated into business tools (such as laptop and palm computers) and into consumer products (such as wristwatches).

      The United States cellular telephone industry historically operated as a regulated quasi-monopoly in virtually market, with GTE MobilNet and Houston Cellular Telephone Company as the dominant market participants in Houston, Texas. The industry, however, is expanding and becoming more open to new entrants as a result of the continuing emergence of new wireless communication technologies, including the advance of digital technology. Cellular industry growth has also been aided by nationwide roaming agreements which have made it possible for customers to use their cellular telephones nearly everywhere in the United States. This ubiquity of service is one of the cellular industry's greatest strengths as medium for communication, and offers significant potential opportunities for future growth.

     The following table summarizes certain key domestic cellular industry statistics published by the Cellular Telecommunications Industry Association for the period from December 31, 1992 to December 31, 1996 (the latest date for which data are available):

                               December 31,
Cellular Industry Statistics  1996      1995      1994      1993      1992

Total   Service   Revenues    $23.6     $19.1     $14.2     $10.9     $7.8
(dollars in billions)
Cellular Customer              44.0      33.8      24.1      16.0     11.0
(in millions )
Customer Growth                30.0%     40.0%     50.8%     45.1%    46.0%
(year-over-year)
Average  Monthly Bill per     $47.70    $51.00    $56.21    $61.49   $68.68
Customer (dollars)
Penetration-Average             8.3%      6.5%      4.7%      3.1%      2.2%
Carrier*

* Represents the total nationwide cellular penetration, divided by two to reflect two cellular licenses in each market during the above periods.

     As the above table reflects, the total number of domestic US cellular customers grew by approximately 30% during 1996, compared to 1995, and cellular industry penetration as of December 31, 1996 was 16.6%, with overall growth penetration growing between 1992 and 1996 at a compounded annual rate of 400%. While the penetration rate has increased, the average monthly cellular telephone bill has declined. This decline can be attributed to an increase in cellular telephone users who have limited incomes or use cellular telephone service as a means of security after dark, as well as intense price competition and the advent of new digital technology replacing analog service, at sharply reduced rates.

     The wireless industry gained almost 14 million new subscribers by the end of 1998 - a growth rate of nearly 15% in one year according to the Cellular Telecommunications Industry Association (CTIA). To put this into context, it took the industry nine-and-a-half years to gain its first 13 million subscribers.

      Sprint PCS has publicly stated that it represented 12.2 percent of the new subscribers, the most for any provider in 1998. According to Sprint PCS, it had 836,000 new subscribers in the fourth quarter, which is an industry record according to the CTIA.

      CTIA has published projections of tremendous growth in the US wireless industry, with total new subscriber likely to reach 18 million by the end of 1999. CTIA has stated that it believes wireless service penetration will reach 70% of the telephone user population in the US by 2007. It is predicted that average revenue per subscriber per month will rise from $40 to $45 for voice service alone. This doesn't take into account future revenues from Internet access type wireless services, and data communications, which are being increasingly marketed and introduced, in the 4th quarter 1999 and continuing in 2000 and thereafter. CTIA has published further projections that subscribership will grow as people use wireless as their second-line or even as their primary phone service, with lower prevailing long distance rates and other services, as opposed to land line service.

Names of Principal Suppliers

      The principal service providers offered by the Company include Nextel, Sprint PCS, Bell South Wireless, Houston Cellular Telephone Company, Comsat Mobile Communications and Globalstar Telecommunications Co. for cellular service and Page-Mart, and Houston Cellular Telephone Company for paging and wireless phone service.

Licenses, Franchises, Concessions, Royalty Agreements or Contracts
Nextel:                              Expiration 3/31/01 with automatic renewal
Sprint PCS:                          Expiration 9/08/01 with automatic renewal
Houston  Cellular Telephone Company: Expiration 8/10/01 with automatic renewal
PageMart:                            Expiration 5/05/00 with automatic renewal
ComSat:                              Expiration 6/28/02 with automatic renewal
Globalstar  Satellite:               Expiration  10/15/00 with automatic renewal
GTE  Wireless  Incorporated:         Expiration  3/09/01 with automatic renewal

      Nextel pays a commission for each new subscriber that is activated every month, from a low of $ 100 to a high of $ 250. The Company also receives a residual of 5% of the subscribers' future revenue stream. During the past year, the Company has averaged 150 subscribers per month for the Nextel wireless telephone/paging service, for which Nextel has paid the Company a total of $142,000 in commissions. If a subscriber disconnects service within 6 months of commencing service, Nextel will charge the Company back for the original commission paid. Nextel also accrues cooperative advertising funds of $ 30 per now subscriber per month. The Company must use co-op advertising funds for advertising and promotions within 180 days of accrual, and claims for reimbursement must be submitted within 90 days of the Company incurring the expense. This contract with Nextel is non-exclusive, and Nextel may offer the service and equipment to competing dealers and retail outlets.

      Sprint MCI pays an Activation Retention Credit (ARC) for each new subscriber that is activated every month. The commission varies from a low of $ 5 to a high of $ 25, and the Company also receives exclusivity credit of $ 10 per subscriber per month. During the past year, the Company has averaged 55 subscribers per month. Sprint PCS has paid $ 30,720 in commissions. If a subscriber disconnects service within 31 days of connection, Sprint PCS will charge the Company back for the original commission paid. Sprint PCS also accrues cooperative advertising funds of $ 35 per new subscriber per month and the Company must use co-op advertising funds for advertising and promotions within 180 days of the accrual, and claims for reimbursement must be submitted within 90 days of the Company incurring that expense. This contract is non-exclusive.

      Houston Cellular Telephone Company pays a commission for each new subscriber that is activated every month. The commission varies from a low of $ 100 to a high of $ 250. During the past 2 months that the Company has been offering this service, it has averaged 30 subscribers per month. Houston Cellular Telephone Company has paid $12.000.00 in commissions. If a subscriber disconnects service within 3 months of connection, Houston Cellular Telephone Company will charge the Company back for the original commission paid. Houston Cellular Telephone Company also accrues cooperative advertising funds of $ 30 per subscriber per month. The Company must use co-op advertising funds for advertising and promotions within 160 days of the accrual, and claims for reimbursement must be submitted within 90 days on the Company incurring the expense. This contract is non-exclusive.

      GTE Wireless provides cellular airtime to the Company on a prepaid basis under a resale agreement. The Company purchases cellular airtime at a wholesale rate and then resells the airtime to the public at a profit The cost to the Company is $ .25 per minute, and the retail price to the public is $ .50 per minute, which results in a gross profit to the Company of $.25 per minute for prepaid cellular service. Since the inception of the prepaid program, the Company has sold in excess of 100,000 minutes This contract is non-exclusive.

     PageMart Wireless will from time to time sell one way paging products and services to the Company. PageMart makes its local, regional, nationwide and international one-way paging networks available to the Company. The Company purchases access to the network at a discounted rate and resells this service to the general public at a profit. The Company bills the public customers for access to the network on monthly, quarterly or annual basis, with the customers prepaying for access to the paging network. This contract is non-exclusive.

      Comsat Personal Communications, Inc. has appointed the Company as a non-exclusive agent to provide Comsat products and services to the public. The Company receives a commission of $ 100 for each unit sold, which commission is paid 60 days following the sale of a unit. The Company is eligible for payment of 5% commission for airtime revenue collected by Comsat from the subscriber.

      Airtouch Satellite Services US, Inc. d/b/a. Globalstar Satellite has appointed the Company as a non-exclusive agent to provide Globalstar products and services to the public. The Company receives a commission of $ 100 to S 200 for each unit sold, which commission are paid 60 days following the sale of a unit. If a subscriber disconnects service within 4 months of connection and purchase, Airtouch Satellite Services will charge the Company back for the original commission paid. The Company is eligible for payment of 5% commission for monthly airtime revenue collected by Airtouch Satellite Services from the subscriber.

     Bell South Wireless Data has appointed the Company as a non-exclusive sales representative to solicit new subscribers to utilize the Bell South
(BSWD) two-way wireless data network. BSWD will pay a commission for each new subscriber that is activated every month, a commission varies from a low of $20 to a high of $60. In addition, BSWD also accrues cooperative advertising funds of $ 5 per new subscriber per month. The Company must use co-op advertising funds for advertising and promotions within 180 days of the accrual, and claims for reimbursement must be submitted within 90 days of the Company incurring the expense. BSWD also accrues Market Development funds of $ 15 per new subscriber and the Company is eligible for payment of 4.5% residual for monthly airtime revenue collected.

Status of any publicly announced new Products or Services
---------------------------------------------------------

The Company is conducting final due diligence of its pending acquisition of Beeper Boutique. The Company reasonably expects to close the transaction on or before December 1, 1999. Upon such acquisition, the Company will amend this Form 10-SB/12g to reflect the financial statements of Beeper Boutique.

Pending Acquisition - Letter of Intent
--------------------------------------

      The Company has entered into a letter of intent to purchase ten stores from Beeper Boutique, which stores operate in the Texas Gulf Coast and Louisiana markets. Beeper Boutique presently serves in excess of 19,000 customers for with paging services in its markets and the Company believes that this acquisition will enable it to significantly increase its customer base for its full line of wireless services including the pager service presently marketed by Beeper Boutique. While there can be no assurance that the acquisition will be completed successfully, the Company is presently in negotiations to complete this acquisition following completion of its due diligence.

     The terms of the pending acquisition provide for payments of $250,000 upon execution of the final agreement; a note in the amount of $530,000 at 12% interest per annum with monthly payments commencing January, 2000 through October, 2001 and a $605,000 note with interest at 12% per annum, with payment in cash or restricted shares of the common stock of the Company, based upon the average of the daily closing bid price of the shares at payment.

      In connection with the contemplated acquisition of Beeper Boutique, the Company will assume the leasehold obligations on the ten Beeper Boutique stores located in Texas and Louisiana. See the discussion under "Description of Property" (Item 3) below, with regard to the stores of Beeper Boutique including monthly rent and lease expiration. The Company believes that the store facilities of Beeper Boutique are adequate to permit the Company to expand its wireless equipment and service business into the existing facilities.

     See the discussion under "Management's Discussion and Analysis", Item 2 below, and under "Description of Property", Item 3 below, with respect to the Company's obligation to be assumed upon the completion of the acquisition of Beeper Boutique

Need for any Government Approval is necessary and the small Business Issuer has not yet received that Approval, discuss the Status of the Approval within the Government Approval Process

      At present, there are no specific regulations or approvals required by or from the Federal or state government or any agency for marketing the products and services offered by the Company, and there are no present or anticipated regulations that have or may have any effect upon the Company or its business. The Company is a reseller of telecommunications products and services.

Estimate of the Amount spent during each of the last two fiscal Years on Research and Development Activities, and if applicable the Extent to which the cost of such Activities are borne directly by Customers

      The Company's business activities involve the reselling of products and services manufactured by third parties and as a result, the Company has not incurred any research and development costs. Further, in connection with the Link-Two joint venture for AMR service, no R & D expense has been incurred by the Company, nor are any anticipated, as the Company will be a reseller and dealer of the AMR service.

Costs and Effects of Compliance with Environmental Laws (federal, state and local)

      The Company has no costs nor is there any effect from environmental laws associated with the operation of the Company's retail store business.


Number of total Employees and Numbers of full Time Employees

     The Company's present retail store in Houston, Texas, employs 8 persons, including Mr. Bethke, who is the Company's sole full-time salaried officer. See "Executive Compensation" below.

Reports of Security Holders

     The Company has not made any reports to security holders during the past fiscal year.

Item 2. Management's Discussion and Analysis of Finical Condition and Results of Operations
==================================================================

Results of Operations
---------------------

     During the Company's fiscal year ended December 31, 1998, the Company had sales of $48,470, compared to no revenues from inception on July 10, 1997, through the year ended December 31, 1997, respectively. The financial statements attached hereto include audited financial statements for the year ended December 31, 1998, and the period from inception through December 31, 1997, as well as interim audited financial statements for September 30, 1999, compared to unaudited financial statements for the comparable period of the prior year.

      The Company incurred a net loss of $206,044 ($0.06 per Share) during fiscal 1998, compared to a net loss of $7,500 ($0.00 per Share) for the period from inception through December 31, 1997.

      For the nine month period ended September 30, 1999, the Company had sales of $212,532, compared to sales of $7,813 during the nine month period ended September 30, 1998. The Company had a net loss of $270,959 ($0.07 per Share) during the nine month period ended September 30, 1999, compared to a net loss of $83,540 ($0.02 per Share) for the nine month period ended September 30, 1998, respectively.

      There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material adverse impact on the net sales or revenues or income from continuing operation of the Company.
There is an increasing trend toward use of pagers and wireless cellular telephones and other wireless equipment by all segments of the population, including prepaid and regular use. The Company expects to benefit from this trend in its Texas Gulf Coast market and, if it completes the acquisition of Beeper Boutique, it expects that it will benefit from the increased market in both South Texas and Louisiana.

      The causes for the material changes from period to period in one or more line items of the small business issuer's financial statements is the direct result of the commencement of the Company's store operations.

      There are no seasonal aspects that had a material effect on the financial condition or results of operation of the Company.

Liquidity and Capital Resources
-------------------------------

        The Company, at September 30, 1999 had current assets of $95,010, compared to current assets of $156,097 at December 31, 1998. The decrease in current assets is the result of a reduction in cash, accounts receivable, and deposits/prepaid expenses, but also the Company had an increase in inventory. The increase in inventory consists of wireless telephone equipment including, cellular and paging equipment and accessories, located at the Company's retail store.

        The Company's current liabilities were $156,686 at September 30, 1999 compared to $144,424 at December 31, 1998, reflecting a slight increase of 8.5%. The Company's non-current liabilities were $638,778 at September 30, 1999 and $731,388 at December 31, 1998, which represented long term debt and capital leases.

        There is a trend that the Company is aware of that could adversely impact upon its liquidity, relating to the acquisition under the Letter of Intent of the six Beeper Boutique retail stores. Other than the expenses and impact upon liquidity from the planned Beeper Boutique acquisition, which the Company hopes to fund with its securities, cash flow from operation, and from possible investment capital, the terms and conditions of which the Company is presently unsure of, the Company has no plans for any large capital expenditures.

      There is also a trend in the wireless industry toward rapid technological change and development, but such trend should not adversely impact upon resellers and retail operators such as the Company. As a result, the Company does not know of any trends, events or uncertainties that have or are reasonably likely to have a material impact on its short-term or long term liquidity. The Company's liquidity has been the result of operating revenues as well as sales of the Company's securities to private investors.

      See the discussion under "Recent Sales of Unregistered Securities" (Item 10) below. During late 1997 and early 1998, the Company issued a total of 2,300,000 shares, at par value, to the Company's president and its two directors, without cash consideration. In connection with a private placement, the Company issued a total 845,300 shares for total consideration, net of commissions, equal to $339,830. Further, during 1999, in connection with the private placement to private investors, the Company issued 610,710 shares in consideration of $217,590, net of commissions. In addition, during 1998 and 1999, the Company issued a total of 495,000 shares for legal services, valued at $232,500. The Company believes that such sales and the issuance of shares for legal services were at the fair market price/value of the shares at the respective dates of sale. See "Statement of Changes in Shareholders Equity, dated September 30, 1999", which is part of the Financial Statements, Item 13 below.

        As discussed under "Business of the Company; Pending Acquisition - Letter of Intent" above, in the event that the Company completes the acquisition of Beeper Boutique, the Company will have a material commitment for capital expenditures, which will include $250,000 in cash payable upon the execution of the final agreement. In addition, the Company will become obligated under notes for Beeper Boutique, as follows: a note with two payments of $32,500 each due on November 30, 1999 and December 30, 1999; a note in the amount of $530,000, payable on a monthly basis with interest at 12% per annum, payments scheduled to commence on January 1, 2000 at the rate of $30,000 per month for 10 months and at the rate of $21,000 per month for 12 months; and a note in the amount of $605,000, payable on January 15, 2000, with interest at 12% per annum, at the Company's option in cash or the issuance of restricted shares of the Company's stock, based upon a price of $.625 per share, which is equal to the average of the daily closing price of the shares during September, 1999. This will result in the issuance of 968,000 shares to pay the $605,000 note. The sources of such funds are presently projected to include the following: investment from private investors, following the filing and effective date of this Form 10-SB/12g; revenues from operations; and institutional financing. The Company does not know at present the terms and conditions of the financing from investors or any institutional financing. However, with respect to the operations of Beeper Boutique, the current monthly revenues generated by Beeper Boutique are approximately $305,0000 and its expenses are approximately $265,000.

        Assuming the successful completion of the acquisition, in addition to its obligations to fund the purchase of Beeper Boutique as set forth above, the Company has agreed to assume the lease obligations for the ten Beeper Boutique retail stores (See "Description of Property", Item 3 below) as well as the following obligations:


Obligation Assumed:
-------------------

        All invoices due and payable by Beeper Boutique, dated November 1, 1999 or later, and specifically for air time, equipment, carrier charges, utilities and any miscellaneous expenses relevant to the day-to-day operations of Beeper Boutique; all guarantees by Beeper Boutique to customers except for any obligation for the return of merchandise for 30 days after the closing date or no later that November 30, 1999; the maintenance of Beeper Boutique's bank accounts to which customer's insufficient items and/or credit card chargebacks are made; and contact obligations with the following vendors:

LOGIX local dial up service 56k dedicated telephone lines to all store locations;
Dolphin Capital (Copier) $298.35 per month through February, 2001;
IOS Capital (2-line fax machine) $133.41 per month through January, 2001; First Sierra (Computer Network) $2,417.13 per month through May, 2001; Transference of lock boxes deposit accounts for all monies received after October 31, 1999;
Transference of all utility services to Buyer no later that 90 days from the date of closing; and
Setting up and contracting for new credit card processing services and direct deposits of credit card charges into buyer's account.

        Beeper Boutique, as noted above, has monthly revenues that exceed its expenses, and the operations of Beeper Boutique, upon completion of the acquisition, will cover the obligations referred to above.

Year 2000
---------

      The Year 2000 issue results from certain computer systems and software applications that use only two digits (rather than four) to define the applicable year. As a result, such systems and applications may recognize a date of "00" as 1900 instead of the intended year 2000, which could result in data miscalculations and software failures. The Company has conducted a preliminary assessment of its key computer systems and software applications and believes they are Year 2000 compliant. The Company is in the process of communicating with all key suppliers, financial institutions and customers to identify and coordinate the resolution of any Year 2000 issues that might arise. Based on the initial assessment, the Company believes the cost of addressing the Year 2000 issue should not have a material impact on the Company's financial position or results of operations.

Item 3.  Description of Property
================================

     The Company presently leases 4,783 square feet of retail store/office space at 6227 Southwest Freeway, Houston, Texas, for $3,183.96 per month. The condition of the Company's leased facilities in Houston, Texas are excellent, and are sufficient for its use and operation of the Company's present level of operations. The Company, as noted above, has entered into a Letter of Intent to purchase ten retail stores from Beeper Boutique, which stores are located in Texas and Louisiana. Assuming the successful completion of the acquisition, the Company will be assuming the leasehold obligations for each of the ten Beeper Boutique stores. The following is a summary of the information regarding each of the stores:

Beeper  Boutique  Store             Monthly Rent      Lease Expiration
Location

3333    Katy   Freeway,                $4,457.01               May 30,2000
Houston, TX
Almeda  Mall,                          $2,771.38          October 31, 2003
Houston, TX
San    Jacinto    Mall,                $2,924.42          January 31, 2001
Houston, TX
Greenspoint       Mall,                $2,883.33          January 31, 2003
Houlston, TX
Parksdale         Mall,                $3,837.44          January 31, 2001
Beaumont, TX
Post  Oak         Mall,                $2,493.90         December 31, 2000
Bryan, TX
Northgate         Mall,                $1,238.33        September 30, 2002
Lafayette, LA
Music     City    Mall,                $  750.00              May 31, 2000
Odessa, TX
University        Mall,                $1,000.00             July 31, 2001
Nachadoges, TX
Richland          Mall,                $2,358.03         December 31, 2001
Waco, TX

The Company believes that the above store facilities, assuming successful completion of the Beeper Boutique acquisition, will be sufficient for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management
======================================================================

        As of October 30, 1999, the security ownership of the following persons and entities, who were either executive officers, directors of the Company or were known to the Company to own more than five percent (5%) of the Company's outstanding voting securities was as follows:

(1)             (2)                  (3)                 (4)
Title of Class  Name and Address     Amount and Nature   Percent of Class (a)
                of Beneficial        of Beneficial
                Owner                Ownership
-----------------------------------------------------------------------------
Common Stock    Steven H. Bethke     2,000,000 shares         48.6%
                6227 Southwest
                Freeway, Houston,
                TX
Common Stock    Jane Ellen Karp      50,000 shares             1.2%
                4600 S.  Orange
                Blvd.
                Highland Beach, FL
Common Stock    Norman George        50,000 shares             1.2%
                11911 Carraige
                Hill Dr.
                Houston, TX

(a) Based upon 4,113,666 shares issued and outstanding at October 30, 1999.
(b) Mr. Bethke is the Company's president, CEO and chairman. Ms. Karp is a director and Mr. George is the Company's chief financial officer and a director.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
======================================================================

                     Directors and Executive Officers
                     --------------------------------

Name                            Age           Title
-------------------------------------------------------------------------
Steven H. Bethke                40            President and Chairman
Jane Ellen Karp                 55            Director
Norman George                   59            Chief Financial Officer and
                                              Director

       All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and shall qualify. Officers serve at the discretion of the Board of Directors.

      Mr. Bethke previously was employed as General Manager of Houston Telephone and Paging (HT&P), from July, 1995 to September, 1996. Prior to joining HT&P, he was employed as a consultant to HT&P from January, 1995 to July, 1995. Prior to joining HT&P as a consultant, he was employed by Everon America, Inc. (which is the North American marketing company for Samson Electronics LTD, a Korean electronics manufacturer, including paging equipment) as North American Sales Manager from August 1994 to July, 1995. Mr. Bethke was Manager of Indirect Distribution with MobileComm (a Bell South company) from June 1993 to August, 1994. Prior to that time he was employed as Manager of Distribution for Houston Cellular Telephone Company from November 1988.

     Ms. Karp, a Director, is presently President of Karp Development Co., Inc., a real estate development concern in Highland Beach, Florida, involved in the purchase, development, design, and marketing of residential real estate in the Northeast. Ms. Karp also sits on several
Boards for various charitable enterprises including Parkinson's Disease and City of Hope Special Projects.

      Mr. George, a Director and Chief Financial Officer of the Company, was hired as Chief Financial Officer on September 1, 1998. Prior to joining the Company, he was self -employed with ownership interest in numerous retail companies over the past twenty five (25) years. He formerly was employed for 10 years by Peat, Marwick and Mitchell as a retail consultant. He is a graduate of the University of Texas with a degree in Finance and Accounting.

Item 6. Executive Compensation
==============================

     The information set forth below concerns the compensation to the named executive officers of the Company for each of the past three years. No executive officer of the Company has an employment agreement with the Company and the tree executive officers serve at the discretion of the Board of Directors.

                                     SUMMARY COMPENSATION TABLE
                                     --------------------------
                                             Long Term Compensation
            Annual Compensation              Awards                              Payouts

(a)        (b)     (c)        (d)     (e)         (f)         (g)            (h)      (i)
                                       Other       Restrict    Securities
Name and                               Annual      ed          Underlaying    LTIP     All other
Principal                              Compan-     Stock       Options/SAR's  Payouts  Compensation
Position   Year     Salary($)  Bonus($ sation($)   Award(s)($) (#)            ($)      ($)
---------------------------------------------------------------------------------------------------
Steven H.
Bethke     1998     $60,000    0       0           0           0              0         0
President,
CEO,
Director

Steven H.
Bethke     1997     $55,000    0       0           0           0              0         0
President,
CEO,
Director

Jane
Ellen      1998      0         0       0           0           0              0         0
Karp
Director

Jane
Ellen      1997      0         0       0           0           0              0         0
Karp
Director

Norman
George,    1998      0         0       0           0           0              0         0
CFO and
Director

Norman
George,    1997      0         0       0           0           0              0         0
CFO and
Director

Item 7. Certain Relationships and Related Transactions
======================================================

        During fiscal 1997 and 1998 and to date, the Company has had no transactions with related parties. The only transactions with its officers and directors include the salary payable to its chief executive officer, Steven H. Bethke, and the issuance of shares at par value during 1998, prior to the commencement of trading in the shares, to Mr. Bethke and its director, Ms. Karp, and its other director, who also serves as the Company's chief financial officer.

Item 8. Legal Proceedings
=========================

     The Company is not a party to any litigation that is material.

Item 9. Market for Common Equity and Related Stockholder Matters
================================================================

      The Company's common stock is traded over-the-counter in what is referred to as the "pink sheets". As of November 10, 1999, there was one market maker in the Company's stock. The following information with respect to the high and low market prices was obtained from the Company's records. Trading the in Company's shares commenced on June 1, 1999

                                Bid Price           Bid Price
1999                            High                Low
Quarter Ending June 30          $.38                $.13
Quarter Ending Sept. 30         $.88                $.38
Period Ending November 10       $.625               $.625

      The Company is filing this Form 10-SB/12g for the purpose of enabling the Company's shares to commence trading on the NASDAQ Bulletin Board. The
Company's Form 10-SB/12g must be declared effective by the SEC prior to the Company being approved for trading on the NASDAQ Bulletin Board, and until such time as the Form 10-SB/12g is declared by the SEC, the shares will continue to be quoted on the "pink sheets". The Company must make application following the effective date of the Form 10-SB/12g in order to have its shares quoted on the NASDAQ Bulletin Board. As of November 10, 1999, there were 120 holders of the Company's common stock. The Company has never paid a dividend and does not anticipate that any dividends will be paid in the near future.

Item 10.  Recent Sales of Unregistered Securities
=================================================

      The Company sold the following unregistered shares as set forth below since its inception. In connection with the transactions, no commissions were paid to any person or entity, and no underwriter was involved, nor was any officer, director or affiliate of the Company paid or given any consideration.

Date       Class of              Title and Amount of  Nature and Amount of
           persons/purchasers    Securities           Consideration (1)
--------------------------------------------------------------------------
9/97-2/98  Officers/Directors    2,300,000 Shares     Issued at Par Value
                                                      for Services
07/15/98   Private Investors     62,300 Shares        Cash $ 6,230
12/30/98   Legal Consultant      375,500 Shares       Services valued
                                                      at $ 187,500
12/30/98   Private Investors     683,000 Shares       Cash $ 333,500
7/15/99    Legal Consultant      120,000 Shares       Services valued
                                                      at $ 45,000
4/05/99    Private Investors     610,710 Shares       Cash $ 217,590
- 9/30/99

All cash transactions involved sophisticated private investors and were sold pursuant to a private offering exemption. All shares issued above bear the appropriate restrictive legend. See "Statement of Changes in Shareholders Equity, dated September 30, 1999", which is part of the Financial Statements,
Item 13 below.

Item 11.  Description of Securities
===================================

      The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share. The holders of shares of the Company's common stock shall have one vote on each matter submitted to shareholders for vote, including the election of directors. There are no cumulative voting rights for shares of common stock and therefore, the holders of a majority of the Company's outstanding shares of common stock, will be able to elect the entire board of directors. The board of directors of the Company has the authority to designate the management of the Company and therefore control the Company. Present management of the Company including its executive officers and directors, collectively own 51% of the issued and outstanding shares and therefor can control the Company, based upon the total shares presently issued and outstanding.

Item 12.  Indemnification of Directors and Officers
===================================================

      The Company's By Laws provides that the Company indemnify the Company's directors and officers fullest extent allowed by the laws of Texas, the state of incorporation of the Company.

Item 13.  Financial Statements
==============================

      The financial statements for the fiscal years ended December 31, 1998 and 1997, and for the nine month periods ended September 30, 1999 and 1998, are attached hereto.

Item 14. Changes In and Disagreement With Accountants on Accounting and Financial Disclosure.
==========================================================================

     None.

Item 15.  Exhibits and Reports on Form 8-K.
===========================================

Exhibit No. Document Description

3.1              Articles of Incorporation (to be filed by amendment)
3.2              Bylaws (to be filed by amendment)
10(iii)          Material Contracts (to be filed by amendment
23               Consent of Independent Public Accountant

                                SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


          AFFORDABLE TELECOMMUNICATIONS TECHNOLOGY CORPORATION


Date: November 12, 1999            By: /s/ Steven H. Bethke, President